Filed by Regency Energy Partners LP pursuant

to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities

Exchange Act of 1934.

Subject Company: PVR Partners, L.P.

Commission File No.: 001-16735

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION CAREFULLY WHEN THEY ARE AVAILABLE. These documents (when they become available), and any other documents filed by PVR or Regency with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders will be able to obtain free copies of the proxy statement/prospectus (when available) from PVR by contacting Investor Relations by mail at Attention: Investor Relations, Three Radnor Corporate Center, Suite 301, 100 Matsonford Road, Radnor, Pennsylvania 19087.

PARTICIPANTS IN THE SOLICITATION

Regency and PVR, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement and Plan of Merger. Information regarding the directors and executive officers of Regency GP LLC, the general partner of Regency’s general partner, is contained in Regency’s Form 10-K for the year ended December 31, 2012, which has been filed with the SEC. Information regarding PVR’s directors and executive officers is contained in PVR’s Form 10-K for the year ended December 31, 2012 and its proxy statement filed on April 25, 2013, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between Regency and PVR, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company and any other statements about Regency’s or PVR’s management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.

Regency and PVR cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of Regency to successfully integrate PVR’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, volatility in the price of oil, natural gas, and natural gas liquids, declines in the credit markets and the availability of credit for the combined company as well as for producers connected to the combined company’s system and its customers, the level of creditworthiness of, and performance by counterparties and customers, the ability to access capital to fund organic growth projects and acquisitions, including significant acquisitions, and the ability to obtain debt and equity financing on satisfactory terms, the use of derivative financial instruments to hedge commodity and interest rate risks, the amount of collateral required to be posted from time-to-time, changes in commodity prices, interest rates, and demand for the combined company’s services, changes in laws and regulations impacting the midstream sector of the natural gas industry, weather and other natural phenomena, acts of terrorism and war, industry changes including the impact of consolidations and changes in competition, the ability to obtain required approvals for construction or modernization of facilities and the timing of production from such facilities, and the effect of accounting pronouncements issued periodically by accounting standard setting boards. Therefore, actual results and outcomes may differ materially from those expressed in such forward-looking statements.

These and other risks and uncertainties are discussed in more detail in filings made by Regency and PVR with the Securities and Exchange Commission, which are available to the public. Regency and PVR undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

*****

06-Nov-2013

Regency Energy Partners LP (RGP)

Q3 2013 Earnings Call

Total Pages: 10 Copyright © 2001-2013 FactSet CallStreet, LLC

Regency Energy Partners LP (RGP) Q3 2013 Earnings Call	06-Nov-2013

CORPORATE PARTICIPANTS

Lyndsay Hannah Manager, Finance and Investor Relations, Regency Energy Partners LP	Thomas E. Long Chief Financial Officer & Executive Vice President, Regency Energy Partners LP

Michael Jack Bradley President, Chief Executive Officer & Director, Regency Energy Partners LP	Jim Holotik Chief Commercial Officer & Executive VP, Regency Energy Partners LP

OTHER PARTICIPANTS

Edward Rowe

Analyst, Raymond James & Associates, Inc.

Michael W. Gaiden

Analyst, Robert W. Baird & Co. Equity Capital Markets

MANAGEMENT DISCUSSION SECTION

Operator: Good day, ladies and gentlemen, and welcome to the Q3 2013 Regency Energy Partners LP Earnings Conference Call. My name is Karen, and I’ll be your operator for today. At this time, all participants are in listen-only mode. We will conduct a question-and-answer session towards the end of this conference. [Operator Instructions] As a reminder, this call is being recorded for replay purposes.

And now I would now like to turn the call over to Lyndsay Hannah, Manager of Finance and Investor Relations.Please go ahead.

Lyndsay Hannah

Manager, Finance and Investor Relations, Regency Energy Partners LP

Good morning, everyone, and welcome to our call. Today we will cover Regency’s performance for the third quarter of 2013. Presenting on the call will be Mike Bradley, President and Chief Executive Officer; and Tom Long, our Chief Financial Officer. Additionally Jim Holotik, our Chief Commercial Officer, is available for Q&A.

Following our prepared remarks, Regency will open the call to participants for questions. You may access the earnings release issued yesterday through Regency’s website at regencyenergy.com. Our call is being recorded and is also broadcast live over the Internet on the Regency corporate website. An archive of the webcast will be available on the website following today’s call. Please note we plan to file our 10-Q tomorrow. And as a reminder, according to accounting requirements, our historical results have been recast to include Regency and SUGS results combined.

During the call, we may make forward-looking statements. You are reminded that actual results may differ materially from any forward-looking statements. You should refer to our SEC filings for a more complete discussion of the risks involved in our business and in the ownership of our limited partnership units.

2 Copyright © 2001-2013 FactSet CallStreet, LLC

Regency Energy Partners LP (RGP) Q3 2013 Earnings Call	06-Nov-2013

Also during the call today we will refer to various non-GAAP measures. Reconciliations of these measures back to the comparable GAAP measure are provided in our press release issued yesterday, which can be found on our website.

With that, I will turn the call over to our CEO, Mike Bradley.

Michael Jack Bradley

President, Chief Executive Officer & Director, Regency Energy Partners LP

Thank you, Lyndsay; and good morning, everyone, and thank you again for joining us on our call today. We are very pleased with our third quarter results as we experienced strong growth across our Gathering and Processing, Contract Compression, and NGL Logistics businesses and continue to realize benefits from our growth projects that came online during this year. But before we go into our financial results for the quarter, I’d like to highlight again the exciting news we announced in October.

Regency entered into an agreement to purchase PVR Partners in a unit-for-unit transaction valued at approximately $5.6 billion, including the assumption of net debt. PVR owns and operates natural gas midstream pipelines and processing plants located in two prolific producing areas; the Marcellus and Utica shales in Appalachia and the Granite Wash in the mid-continent region. These are very complementary businesses and this acquisition supports our goals of increasing scale and basin diversity and pursuing acquisition of assets that are a strategic fit with our current portfolio. We expect this transaction will provide an even stronger foundation to build upon by further positioning Regency as a leading midstream company with assets in many of the most economic, high-growth oil and gas plays in the U.S.

We anticipate this transaction will close in the first quarter of 2014 subject to HSR approval, which we filed on October 30, and other customary closing conditions, including a PVR unit-holder vote. At this point we remain limited in what we can discuss, but we’ll continue to provide updates as they are available.

Now, for my summary of our financial results, I will discuss our third quarter 2013 results compared to our legacy Regency third quarter 2012 results, which do not include SUGS for 2012. Adjusted EBITDA was $172 million, compared to $115 million for legacy Regency in the third quarter of 2012, or an increase of 50%. Distributable cash flow for the third quarter increased 67% to $115 million, compared to $69 million in the third quarter of 2012. We have seen significant improvements in our coverage ratio over the past several quarters, reaching 1.12 times in the third quarter of 2013. And as we announced last week, we increased our distribution on our LP units by $0.02 annually to $1.88 per unit.

For our Gathering and Processing segment, average volumes for the third quarter of 2013 increased by more than 50% to 2.2 million MMbtus per day, compared to 1.4 million MMbtus per day for the legacy Regency assets. The average NGL production during third quarter of 2013 increased 166% to 97,000 barrels per day compared to 36,000 barrels per day for the third quarter of 2012. We are very pleased with the growth in volumes from our Gathering and Processing business, which included the addition of SUGS and the startup of the Red Bluff plant during the quarter; but also, very importantly, solid growth from the legacy GMP assets, primarily in south and west Texas and north Louisiana.

Looking at our performance by region, in the Permian Basin the integration of the SUGS assets with our existing Permian system is nearly complete; and we are on track to realize expected synergies and operational benefits from the integration of these assets, which we have previously discussed. A $200 million a day Red Bluff expansion came online early in the third quarter, and we are very pleased with its performance and expect this

3 Copyright © 2001-2013 FactSet CallStreet, LLC

Regency Energy Partners LP (RGP) Q3 2013 Earnings Call	06-Nov-2013

facility to continue to ramp up into early next year. From the third quarter of 2012 to the third quarter of 2013, total Permian NGL projection, including SUGS, has increased nearly 20% as a result of increased drilling, completion of our gathering system integration, and other operational improvements.

In south Texas, volumes are up more than 35% year over year to over 850,000 MMbtus per day. Our Edwards Lime expansion project started up in the third quarter, which is backed by firm commitments. This includes an oil gathering system with volumes of approximately 10,000 barrels per day, which is expected to continue to ramp up into 2014. Additionally, volumes at the Tilden treating facility increased 5% from Q2 2013 to Q3 2013, and we continue to see increased demand for treating services.

For north Louisiana, drilling continues to be very active in the richer Cotton Valley play, and overall volumes at our Dubach facility have increased more than 60% year-over-year to an average of 190,000 MMbtus per day during Q3 of 2013. Our cryogenic processing capacity at Dubach is now full, including the expansion we brought online in June. While we do have additional refrigeration and JT processing capacity available to accept more volumes while we construct our new line to our Dubberly refrigeration facility.

Now, looking at our Lone Star joint venture. In the third quarter of 2013, adjusted EBITDA increased nearly 100% compared to the third quarter of 2012, which was primarily due to the startup of our first Mont Belvieu fractionator and an increase in volumes and margin associated with the NGL pipeline expansion. Also, last week we announced that our second fractionator at Mont Belvieu is now in service, ahead of schedule and under budget. We expect to see continued growth in cash flows from these assets as throughput volumes increase over the next 12 to 18 months. Demand for NGL infrastructure remained strong and we are very excited about the additional opportunities that we are seeing for this business.

Next for the Contract Services segment, total revenue generating horsepower reached over 1 million horsepower for Q3 of 2013. Third-party horsepower for our compression business increased by over 180,000 horsepower, or nearly 25% in the third quarter of 2013 compared to the third quarter of 2012, primarily in south and west Texas where we saw the strongest demand.

Our utilization rate increased to nearly 97% at the end of the third quarter compared to 87% at the end of the third quarter of 2012. New opportunities are driving increased CapEx spending for compression due to continued strong demand. As of November 1, we have approximately 50,000 additional horsepower booked to be set for the remainder of the year.

Looking ahead, in the Permian, we are pursuing additional gathering system expansions into newly-developing areas, including oil gathering opportunities in conjunction with the installation of gas gathering assets. Also, we are completing turnarounds and significant upgrades on three plants that will result in more efficient processing of the richer developing gas supplies and improve overall reliability.

Our pipeline expansion project in north Louisiana, which connects our Dubach gathering system to the 200 million a day Dubberly refrigeration plant, is still expected to be completed by the end of the year with first flows in Q1 of 2014. This pipeline will have a capacity of up to 400 million a day.

So in summary, we are very pleased with our third quarter performance, during which adjusted EBITDA increased 50% year-over-year due to the addition of SUGS and growth in our other business segments. Coverage for the quarter reached 1.12 times, as I mentioned; and we announced an increase in distributions. Going forward, Regency remains poised for continued growth. We expect the SUGS acquisition along with the completion and startup of our announced growth projects to continue supporting our objectives of increasing distributions to our unitholders.

4 Copyright © 2001-2013 FactSet CallStreet, LLC

Regency Energy Partners LP (RGP) Q3 2013 Earnings Call	06-Nov-2013

In addition, we believe the acquisition of PVR is a very compelling and strategic opportunity for Regency. We expect the combination of Regency and PVR assets to strengthen our position as a major player in the majority of the most prolific oil and gas plays in North America and create new opportunities for growth.

With that, I will turn the call over to Tom who will take you through a review of our financial performance.

Thomas E. Long

Chief Financial Officer & Executive Vice President, Regency Energy Partners LP

All right, thanks, Mike. As a reminder, Mike discussed third quarter 2013 results, including SUGS, compared to legacy Regency third quarter 2012 numbers. We have recast historical results to combine Regency and SUGS due to the as-if pooling accounting treatment required for an acquisition between common controlled entities.

Adjusted EBITDA for Q3 2013 increased to $172 million compared to $140 million for Q3 of 2012. This was primarily due to volume growth in the Gathering and Processing segment in south and west Texas and in north Louisiana as well as increased volumes at our Lone Star joint venture and increased revenue-generating horsepower for CDM. Regency’s distributable cash flow was $115 million for Q3 of 2013.

Looking at performance by segment and starting with Gathering and Processing, adjusted segment margin for the third quarter of 2013 increased 20% to $142 million, compared to $118 million for the third quarter of 2012. Volumes for the third quarter of 2013 were up 12% to 2.2 million MMbtus per day, primarily due to an increase of more than 60% year-over-year on our Dubach system in north Louisiana; a 35% overall increase in south Texas; and an 8% increase system-wide in west Texas, inclusive of SUGS for both periods. Additionally, NGL production averaged 97,000 barrels per day for Q3 of 2013, which was a 24% increase over the third quarter of 2012.

Now, turning to our Natural Gas Transportation segment, for the Haynesville joint venture adjusted EBITDA was $14 million for Q3 of 2013, compared to $16 million for Q3 of 2012. And at our MEP joint venture, our share of adjusted EBITDA was $26 million for both Q3 of 2012 and 2013. Volumes were 1.3 million MMbtus per day in Q3 of 2013, compared to 1.4 million MMbtus per day in Q3 of 2012. And for our NGL Services segment, which is solely the Lone Star joint venture, adjusted EBITDA was $25 million for the third quarter of 2013 compared to $13 million for the third quarter of 2012. This increase was primarily due to the startup of Frac I and the Gateway NGL pipeline which both went into service in December of 2012 as well as higher volumes at refinery services and higher olefin stream.

For the third quarter of 2013, total NGL Transportation throughput volumes, which includes volumes from both the West Texas Pipeline and the Gateway NGL Pipeline increased to an average of 172,000 barrels per day from an average of 132,000 barrels per day for the third quarter of 2012. Refinery Services throughput volumes averaged 12,000 barrels per day for Q3 of 2013 compared to 11,000 barrels per day for Q3 of 2012 and fractionation throughput volumes, which is Frac I, averaged 72,000 barrels per day for Q3 of 2013.

Turning to our Contract Services segment; for the third quarter of 2013, Contract Services segment margin increased to $52 million compared to $48 million for Q3 of 2012. Contract Compression segment margin increased $6 million to $45 million for Q3 of 2013, primarily due to an increase in third-party revenue-generating horsepower.

And for our liquidity position, in September, we announced a public offering of $400 million, 5.75% senior notes due 2020, and used the proceeds to pay down outstanding borrowings under our revolving credit facility. As a result, at the end of the third quarter of 2013, we had approximately $1 billion of available liquidity. In addition,

5 Copyright © 2001-2013 FactSet CallStreet, LLC

Regency Energy Partners LP (RGP) Q3 2013 Earnings Call	06-Nov-2013

during the third quarter, we received net proceeds of $21 million from our continuous offering equity program. There is now $34 million remaining available under this $200 million program. Pro forma leverage ratio at September 30, 2013, for the credit facility is 4.1 times.

Now, for our 2013 CapEx, we are increasing our expected CapEx investments to approximately $870 million. This includes $500 million related to the Gathering and Processing segment, $220 million related to the Contract Services segment, and $150 million related to the Lone Star Joint Venture. We forecast maintenance capital expenditures of approximately $40 million.

As to our DCF sensitivities, for the balance of 2013, a $10 per-barrel movement in crude oil, along with the same percentage change in NGL pricing, would result in an approximately $1 million change in Regency’s forecasted 2013 DCF. And a $1 per MMbtu movement in natural gas pricing would result in an approximately $3 million change in Regency’s forecasted 2013 DCF and a $0.05 per-pound change in ethylene and propylene would result in about a $1.6 million impact.

And with that, we will now open the call up to your questions.

QUESTION AND ANSWER SECTION

Operator: [Operator instructions] The first question we have comes from the line of Edward Rowe of Raymond James. Please go ahead,

Edward Rowe Analyst, Raymond James & Associates, Inc.	Q

Congratulations on the quarter.

Thomas E. Long Chief Financial Officer & Executive Vice President, Regency Energy Partners LP	A

Thank you.

Edward Rowe Analyst, Raymond James & Associates, Inc.	Q

While there is preliminary results out of the Brown Dense, they’ve been pretty solid, but given the new pipeline expansion at Dubach and Dubberly plants and how do you see supply dynamics really shaking out and the reason for possible gas processing capacity expansions?

Jim Holotik Chief Commercial Officer & Executive VP, Regency Energy Partners LP	A

It’s Jim Holotik. Our expansion on the Dubberly expansion is primarily coming out of the Cotton Valley. And we see they are really making some good wells there. And the majority of this pipeline has firm component with it. Also, the Brown Dense itself – we are seeing that while they are drilling some good wells in there, we are seeing them expand the parameters of their drilling and still making additional wells. So, we’re optimistic that we will continue to see additional growth in that area also.

6 Copyright © 2001-2013 FactSet CallStreet, LLC

Regency Energy Partners LP (RGP) Q3 2013 Earnings Call	06-Nov-2013

Edward Rowe Analyst, Raymond James & Associates, Inc.	Q

Okay, that’s helpful. In terms of West Texas Gateway, and I guess maybe potential projects [ph] for looping (20:04) to expand volumes there. How much capital, and what would be the timeframe to be able to increase that capacity, given production out of the Permian?

Michael Jack Bradley President, Chief Executive Officer & Director, Regency Energy Partners LP	A

Well, I think – this is Mike. At this point in time, we do have the ability to increase capacity of the system via adding additional pump stations. And there’s a point at which it becomes more economical to loop the pipeline, and we still see that as an opportunity as we go into probably 2015 or 2016 as a possibility. So that would be a rough timing on that. We’re very excited about what we’re seeing in terms of volumes, fractionation opportunities. So like I said, we are very encouraged about the potential to continue expanding the system.

Edward Rowe Analyst, Raymond James & Associates, Inc.	Q

Okay. That’s great. And just a really general question, given that refiners are moving more toward light sweet crude, in terms of the Refinery Services within Lone Star, are there any opportunities within that side of the business?

Michael Jack Bradley President, Chief Executive Officer & Director, Regency Energy Partners LP	A

In terms of....

Edward Rowe Analyst, Raymond James & Associates, Inc.	Q

Yeah. I mean...

Michael Jack Bradley President, Chief Executive Officer & Director, Regency Energy Partners LP	A

[indiscernible] (21:28)?

Edward Rowe Analyst, Raymond James & Associates, Inc.	Q

I’m sorry?

Michael Jack Bradley President, Chief Executive Officer & Director, Regency Energy Partners LP	A

In terms of delivery in crude...

Edward Rowe Analyst, Raymond James & Associates, Inc.	Q

Yeah, or I mean I guess off-gas capabilities, yeah.

7 Copyright © 2001-2013 FactSet CallStreet, LLC

Regency Energy Partners LP (RGP) Q3 2013 Earnings Call	06-Nov-2013

Thomas E. Long Chief Financial Officer & Executive Vice President, Regency Energy Partners LP	A

Off-gas, yes.

Edward Rowe Analyst, Raymond James & Associates, Inc.	Q

Yeah.

Michael Jack Bradley President, Chief Executive Officer & Director, Regency Energy Partners LP	A

Yes, we do see other opportunities for off-gas, and those are some opportunities that we continue to pursue.

Edward Rowe Analyst, Raymond James & Associates, Inc.	Q

Okay. Last couple of housekeeping questions. SG&A decline, was that due to some cost-saving initiatives? And second, maintenance CapEx quarter-over-quarter variance, what was that attributable to?

Thomas E. Long Chief Financial Officer & Executive Vice President, Regency Energy Partners LP	A

As far as the SG&A, we do have some cost initiatives underway, but I think you’ll also see that part of that was the ETE management fees that, if you remember in the transaction, we announced we were going to go eight quarters of a holiday on that, and that’s a $10 million a year payment.

Edward Rowe Analyst, Raymond James & Associates, Inc.	Q

Okay. All right, that’s all I had, Thank you.

Michael Jack Bradley President, Chief Executive Officer & Director, Regency Energy Partners LP	A

Very well.

Operator: Thank you for your question. [Operator Instructions] Your next question comes from the line of Michael Gaiden of Robert W. Baird. Please go ahead.

Michael W. Gaiden Analyst, Robert W. Baird & Co. Equity Capital Markets	Q

Good morning, gentlemen. Thanks for taking my question. First, a question for Tom, can I please ask how much more of the synergies with SUGS should we expect to see flowing into the fourth quarter, as well as, perhaps, 2014 P&L? How far through realization of those gains are we?

Thomas E. Long Chief Financial Officer & Executive Vice President, Regency Energy Partners LP	A

Well, the guidance that we’ve given which by the way, we feel very good about is we had $25 million of synergies...

8 Copyright © 2001-2013 FactSet CallStreet, LLC

Regency Energy Partners LP (RGP) Q3 2013 Earnings Call	06-Nov-2013

Michael W. Gaiden Analyst, Robert W. Baird & Co. Equity Capital Markets	Q

Yep.

Thomas E. Long Chief Financial Officer & Executive Vice President, Regency Energy Partners LP	A

...associated with the SUGS in 2013. So if you kind of – that’s pretty even as you look out to the fourth quarter, in answer to your question there. As you look out to 2014, we’re very comfortable with the $40 million annual number that we gave at the time that we made the acquisition.

Michael W. Gaiden Analyst, Robert W. Baird & Co. Equity Capital Markets	Q

Thank you. And to the extent that you can, can you comment on your ability to quickly enact all the potential financial synergies with PVR in terms of refinancing their higher coupon debt, once that deal closes? Are there a lot of hurdles making that happen or is that [indiscernible] (24:05)?

Michael Jack Bradley President, Chief Executive Officer & Director, Regency Energy Partners LP	A

We had some trouble with hearing your question. Tom, did you get that?

Thomas E. Long Chief Financial Officer & Executive Vice President, Regency Energy Partners LP	A

No. I think you’re cutting in and out. I think we got some of it about how much we think we can achieve. Let me repeat it back to you and see if it’s right. But associated with the PVR, how much in synergies we think we can achieve, especially, associated with the debt?

Michael W. Gaiden Analyst, Robert W. Baird & Co. Equity Capital Markets	Q

Yes, sir. Yes, exactly. Given PVR’s higher coupon debt, how much of that could we expect to be quickly refinanced by Regency, once the deal closes?

Thomas E. Long Chief Financial Officer & Executive Vice President, Regency Energy Partners LP	A

We’re currently still analyzing the strategy there. I think when you look out, you’ll see at least a call date on the 8.25% that comes up on April 15 of 2014, so shortly after the guidance we’ve given on closing on this. So, you could probably see us obviously, targeting those. As to the rest of them, we’re still evaluating as to what is the optimal approach there. The other piece of that as far as the credit facility goes, I mean, obviously, we have, I think, some very strong pricing on our credit facility. And we plan to roll the PVR credit facility into the Regency credit facility. So that’s another savings you could anticipate us achieving, also.

Michael W. Gaiden Analyst, Robert W. Baird & Co. Equity Capital Markets	Q

Great. Thanks a lot, Tom.

9 Copyright © 2001-2013 FactSet CallStreet, LLC

Regency Energy Partners LP (RGP) Q3 2013 Earnings Call	06-Nov-2013

Thomas E. Long Chief Financial Officer & Executive Vice President, Regency Energy Partners LP	A

You bet.

Operator: Thank you for your question. I’d now like to turn the call over to Mike Bradley, President and CEO, for closing remarks.

Michael Jack Bradley President, Chief Executive Officer & Director, Regency Energy Partners LP

Well, again, thanks everybody for joining today. We’re very excited about our quarter and what we see going forward for Regency and look forward to our next earnings call in February. So, have a great day and thanks, again.

Operator: Thank you for joining today’s conference. This now concludes the presentation. You may now disconnect and have a good day.

Disclaimer

The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein.

THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED “AS IS,” AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NON-INFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTSET CALLSTREET, LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR REVENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIES IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SUBJECT MATTER HEREOF.

The contents and appearance of this report are Copyrighted FactSet CallStreet, LLC 2013 CallStreet and FactSet CallStreet, LLC are trademarks and service marks of FactSet CallStreet, LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved.

10 Copyright © 2001-2013 FactSet CallStreet, LLC